UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-SA
SEMIANNUAL REPORT PURSANT TO REGULATION A
For the Fiscal Semiannual Period Ended June 30, 2022

McGinley Orthopaedic Innovations, Inc.
A Wyoming Corporation
234 E. 1st St. Suite 242
Casper, WY 82601
(307) 315-6403
IRS EIN: 45-545199


THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (?SEC?) DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THIS INVESTMENT INVOLVES A DEGREE OF RISK THAT MAY NOT BE SUITABLE FOR ALL PERSONS. ONLY THOSE INVESTORS WHO CAN BEAR THE LOSS OF A SIGNIFICANT PORTION OF THEIR INVESTMENT SHOULD PARTICIPATE IN THE INVESTMENT. (SEE ?RISK FACTORS? IN OUR MOST RECENT OFFERING CIRCULAR FILED WITH THE
SEC).
AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS SEMIANNUAL REPORT IS SUBJECT TO COMPLETION OR AMENDMENT. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE SALE THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.
THE SECURITIES OFFERED HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE REGULATORY AUTHORITY NOR HAS ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than ten (10%) percent of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, Investors are encouraged to review rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, Investors are encouraged to refer to www.investor.gov


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as ?may,? ?will,? ?should,? ?potential,? ?plan,? ?intend,? ?expect,? ?outlook,? ?seek,? ?anticipate,? ?estimate,? ?approximately,? ?believe,? ?could,? ?project,? ?predict,? or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading ?Risk Factors? in our most recent Offering Circular filed with the Securities and Exchange Commission (?SEC?), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC?s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Semiannual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events or otherwise.


Item 1. Management?s Discussion and Analysis of Financial
Condition and Results of Operations

The following is a discussion of the financial condition of the Company for the six months ended June 30, 2022 and 2021. On May 13, 2022 the Company executed a conversion from McGinley Orthopaedic Innovations, LLC, a Wyoming limited liability company, to McGinley Orthopaedic Innovations, Inc., a Wyoming corporation. This conversion occurred after the end of FY2021 on December 31, 2021. Therefore, all figures and disclosures in this section will be those of McGinley Orthopaedic Innovations, LLC as at June 30, 2021, and those of McGinley Orthopaedic Innovations, Inc. as at June 30, 2022. For this reason, references to the ?Company? will include McGinley Orthopaedic Innovations, LLC and McGinley Orthopaedic Innovations, Inc. throughout this section.

Components of Results of Operations

The following discussion of the Company?s financial conditions and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this filing. The following discussion contains forward-looking statements that reflect the Company?s plans, estimates and beliefs. The Company?s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are for the fiscal year first-half that ended June 30, 2022.

Revenue/Net Loss from Operating Activities

The Company is, and has been, solely focused on development and commercialization of its Products and development of new related products. As of the date of this filing, the Company has never been profitable.

As of June 30, 2022 the Company?s revenues were $702,963, an increase of $7,555 (1%) over revenues of $695,408 for the same period in 2021. Medical sales were down by $201k (75%) due to a restructuring of the Sales department in March of 2022. Mining sales increased by $208k (49%) due to increased demand for metal ore in the hard rock mining sector.

As of June 30, 2022 the Company had a net operating loss of ($826,881) compared to a net operating loss of ($1,233,020) for the same period in 2021. This improvement is due to a small increase in Gross Profit ($35,725) and a reduction in operating and non-cash expenses of $281,079 and $121,222 respectively.

Operating Expenses

The $406,139 decrease in Operating Loss in the first six months of 2022 over the same period in 2021 was driven primarily by a decrease of $281,079 in Selling, General and Administrative expenses (?SG&A?) in 2022 over 2021. The Company classifies its SG&A expenses as wages and benefits, general office, research and development, professional fees, rent, insurance, advertising, other expenses, dues and subscriptions, depreciation and amortization, taxes and licenses, computer and internet, and postage and shipping. Over 80% of SG&A in 2021 was accounted for by wages and benefits, general office, Research & Development, professional (legal and accounting) fees, and travel and entertainment.

The reason for this decrease in SG&A expenses was due to a restructuring of the in house sales team and lower Research and Development and Prototype expense compared to the same period in 2021.

Wages and Benefits

In the first six months of 2022, the Company spent $827,324 on wages, benefits, contractor and other compensation expenses. For the same period in 2021, the Company spent $1,183,769 on wages, benefits, contractor and other compensation. The decrease of $356,445 (30%) in 2022 over 2021 was driven primarily by a restructuring of the sales force from a traditional model to a more technically oriented, in house, Product Specialist model, which the Company believes will both be cheaper and ultimately result in increased sales. Another factor in the operating expense reduction was a decrease of $121,333 in stock incentive compensation.

General Office Expenses

In the first six months of 2022, the Company spent $223,926 on general office expenses. For the same period in 2021, the Company spent $181,213 on general office expenses. The increase of $42,713 (24%) in 2022 over 2021 was driven primarily by general increases in most categories, including taxes and licenses, insurance, postage, advertising, printing and utilities.

Research and Development Expense

The Company?s research and development efforts are focused on the continued development of new products related to the Company?s IntelliSense Technology and LAPS Products. Research and development expenses consist primarily of materials, equipment, and manufacturing/prototyping costs to design, prototype, develop, and test the Company?s new products, and to acquire the parts, tools and equipment needed to do so.

In the first six months of 2022, the Company spent $7,398 on research and development expenses, compared to $141,657 for the same period in 2021. The decrease of $134,259 (95%) was due to the successful launch of the LAPS product line in 2021 and current projects being earlier in the development process.

The Company anticipates that annual increases in R&D expenses will resume upon a successful share offering by the Company that is currently underway as discussed in Use of Proceeds discussed elsewhere in this Offering Circular.

Professional fees

In the first six months of 2022, the Company spent $184,943 on professional fees compared to $106,976 for the same period in 2021. The increase of $77,967 (73%) in 2022 over 2021 was driven primarily by an increase in spending for services related to the offering of shares that is currently underway, and for engineering/quality assurance programs.

Travel and Entertainment

In the first six months of 2022, the Company spent $68,732 on travel and entertainment, compared to $61,238 for the same period in 2021. The increase of $7,494 (12 %) in 2022 over 2021 was due to increased sales travel for McGinley Manufacturing and sales travel from the Casper, Wyoming office being more expensive than the previous regional sales force travel was.

Shares

In the first six months of 2022, the Company issued 838,207 shares for net proceeds of $1,625,305, under the terms of SEC Regulation D. The company also issued 35,000 shares worth $68,250 for Stock Compensation expense. The Regulation D offering of shares concluded in May 2022.


Liquidity and Capital Resources

As of June 30, 2022, the Company had cash of $2,306,231, working capital of $2,533,203, and total assets of $6,027,513. On June 30, 2021, the Company had cash of $2,367,397, working capital of $1,843,359 and total assets of $8,174,126. From June 30, 2021 to
June 30, 2022, cash increased by $174,446 (8%), working capital increased by $689,844 (37 %), and total assets decreased by $2,146,614 (26%). This decrease was mainly due to a $1,326,607 inventory reserve and $590,100 deferred tax adjustment from the December 31, 2021 audit.

The Company has a $1,000,000 line of credit with a bank which matures February 8, 2024. Interest is subject to change on a monthly basis, calculated at the prime plus a variable rate (4.0% as of June 30, 2022). The outstanding balance on the line of credit as of June 30, 2022 was $228,000 and the proceeds are being used for the costs of the current Regulation A + offering.

The Company has additional capital requirements during the current fiscal year 2022 to be used in expanding its marketing and sales team and program, adding additional skills to its management team, and undertaking other growth initiatives. The Company is seeking additional capital via the sale of its securities. The Company?s current share offering is for a maximum of 7,619,047.62 Shares (not including Bonus Shares) at price of $5.25 per Share, with potential aggregate gross Proceeds of $40,000,000.

There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.


Item 2. Other Information

None.

Item 3. Consolidated Financial Statements For the Six Months
Ending June 30, 2022 and June 30, 20

CURRENT MONTH AND YEAR TO DATE CONSOLIDATED INCOME STATEMENTS
FOR THE YEAR-TO-DATE ENDED JUNE 30, 2022 AND JUNE 30, 2021
(ALL FIGURES IN DOLLARS)

										For the Fiscal Year-to-Date
							6/30/22		6/30/21		Variance to
							Actual		Actual		Prior YR
Revenue and Sales And Rental
	MOI						$68,409		$269,582		$(201,173)
	McGinley MFG				634,554		425,826		208,728
	Returns and Allowances		___			___			___
	Total Revenue				$702,963		$695,408		$7,555

Less: Cost of Goods	Sold
	MOI						$14,738		$64,533		$49,796
	McGinley MFG				445,163		423,537		(21,626)
	Total COGS				459,901		488,071		28,170
Gross Profit					$243,063		$207,337		$35,725

Less: Operating Expenses
	Marketing/Selling			$227,818		$446,595		$218,777
	Engineering/R&D/Quality		258,084		392,086		134,002
	Finance/Accounting			154,919		102,312		(52,607)
	Admin/Executive			376,111		357,017		(19,094)
Total Operating Expenses			$1,016,932	$1,298,011	$281,079
EBITDA						$(773,869)	$(1,090,673)	$316,804

Other Cash Income & Expenses
	Interest Income			$689			$2,744		($2,055)
	Interest Expense			2,445		___			(2,445)
	Other Income				48,161		81,345		(33,184)
	Total Other Cash Inc. & Exp.	$46,405		$84,089		($35,239)
Other Non-Cash	Inc. & Exp.
	Depreciation & Amortization	$31,167		$36,853		$5,686
	Non-Cash Compensation		68,250		189,583		121,333

Total Other Non-cash Inc. & Exp.	$99,417		$226,436		$127,019

Net Profit Before Taxes			$(826,881)	$(1,223,020)	$406,139

Net Income (Loss)				$(826,881)	$(1,233,020)	$406,139



CONSOLIDATED BALANCE SHEET
FOR THE YEAR-TO-DATE ENDED JUNE 30, 2022 AND JUNE 30, 2021

	ASSETS								6/30/2022		6/30/2021

Current Assets
Cash Accounts								$2,306,231	$2,131,785
Accounts Receivable							179,457		131,984
Allowance for Doubtful Accounts				(4,338)		(5,238)
Intercompany Receivable						___			___
Due from Related Companies					160,143		24,486
Prepaid Expenses							292,269		84,919
	Total Current							$2,933,763	$2,367,937
	Assets

Inventory
Raw										$98,180		$64,239
Work In Process							1,004,381		1,092,384
Expendable supplies							112,574		107,818
Finished Goods								1,537,496		1,448,039
Less: Inventory Reserve						(1,326,607)	___
	Total Inventory						$1,426,024	$2,712,480

Property, Plant & Equipment
Property & Equipment						$1,925,715	$1,708,845
Less: Accumulated							(785,586)		(610,522)
Depreciation
	Net Property & Equipment					$1,140,129	$1,098,323


Other Assets
Patents Pending							$135,604		$151,576
Patents									268,168		675,149
Less Acum. Amortization Patents				(141,159)		(159,707)
DS MFG Stock								0			450,010
Plate Patents								450,000		450,000
Less: Accumulated Amortization Plate Patents		(185,017)		(161,742)
Deferred Tax Asset							1,847,933		1,847,933
Deferred Tax valuation Allowance				(1,847,933)	(1,257,833)
	Total Other assets						$527,597		$1,995,387

Total Assets								$6,027,513	$8,174,126

	LIABILITIES & EQUITY
Current Liabilities
Accounts Payable							$119,102		$141,015
Line of Credit								228,000		___
Accrued Interest							___			___
Other Accrued Expenses						23,523		37,102
Intercompany Payable						___			___
Accrued Payroll							30,035		29,960
Current Portion of LT Debt					___			___
SBA PPP funds								___			316,500
	Total Current Liabilities				$400,660		$524,578

Long Term Liabilities
Note Payable ? Deferred DS MFG				___			___
	Total Long Term Liabilities				$___			$___

Total Liabilities							$400,660		$524,578

Equity
Retained Earnings							($18,995,195)	($13,754,056)
Owners? Equity								25,448,928	22,636,624
Current Year Earnings						(826,881)		(1,233,020)
	Total Equity							$5,626,853	$7,649,548

Total Liabilities & Equity					$6,027513		$8,174,126



STATEMENT OF CASH FLOWS (COMBINED)
FOR THE YEAR-TO-DATE ENDED JUNE 30, 2022 AND JUNE 30, 2021

										Y-T-D		Y-T-D
										Ending		Ending
										6/30/2022		6/30/2021
										(Unaudited)
Cash Flows From Operating Activities
Net Income								$(826,881)	$(1,233,020)
Adjustments to reconcile net income to net cash
provided by operating activities:
	Depreciation & Amortization				113,409		107,209

	Changes in Operating Assets & Liabilities:
		Accounts Receivable					(125,507)		(68,967)
      Prepaid Expenses					(190,859)		(4,542)
      Inventory							(71,013)		(22,412)
      Patent Costs						(51,192)		(52,843)
      Line of Credit						228,000		316,500
      Accounts Payable & Accrued Expenses	(50,104)		125,669
      Accrued Wages,	Bonuses & Benefit Costs	(307)		(604)
      Stock Issued As Compensation			68,250		189,583
      	Total Adjustments				(79,324)		589,594

      	Net Cash Provided by Operating	(906,205)		(643,426)


Cash Flows From Investing Activities
Purchase of Property & Equipment				(37,143)		(101,761)
Sale of Property & Equipment					___			___
	Net Cash Used in Investing Activities		(37,143)		(101,761)

Cash Flows From Financing Activities
Proceeds from sales of Shares					1,634,504		875,000
Cost of raising capital						(9,198)		(24,961)
	Net Cash provided/used in financing		1,625,306		850,039
	Activities

Net Increase in Cash & Cash Equivalents			681,958		104,852

Cash & Cash Equivalents, Beginning of Month/Year	1,624,273		2,026,933

Cash & Cash Equivalents, End of Month/Year 		$2,306,231	$2,131,785









CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS? EQUITY
FOR THE YEAR-TO-DATE ENDING JUNE 30, 2022

				Shares		Shares		Shares		Accumulated	Total
							Amount		to be Issued	Deficit
Balance at 12/31/20	43,475,686	21,082,704	___			(16,137,389)	4,945,315
Issuance of		903,846		1,720,049		___			___			1,720,049
Membership units,
net of issuance
costs
Issuance of 		39,440		64,287		___			___			64,287
Membership units
for loan repayment
Stock-based		___			___			888,333		___			888,333
compensation
expense
Net Loss			___			___			___		(2,857,195)	(2,857,806)
Balance at 12/31/21	44,418,972	$22,867,040	888,333	(18,995,195)	$4,760,178
Issuance of shares,	838,207		1,625,305		___			___			1,625,306
net of issuance
costs
Issuance of shares	___			___			___			___			___
for loan repayment
Stock-based		35,000		68,250		___			___			68,250
compensation
expense
Net Loss			___			___			___			(826,881)		(826,881)
Balance at 6/30/22	45,292,179	24,560,595	888,333		(19,822,076)	5,626,853




McGinley Orthopaedic Innovations, Inc.

NOTES TO THE CONSOLIDATED SIXMONTH FINANCIAL STATEMENTS

September 28, 2022

Note A ? Nature of Business

McGinley Orthopaedic Innovations, Inc (?MOI?) is a Wyoming corporation. MOI was established in 2012 as McGinley Orthopaedic Innovations, LLC, a Wyoming limited liability company. On May 13, 2022, MOI executed a conversion to McGinley Orthopaedic Innovations, Inc., a Wyoming corporation. Therefore, all figures and disclosures in this section will be those of McGinley Orthopaedic Innovations, LLC as at June 30, 2021, and those of McGinley Orthopaedic Innovations, Inc. as at June 30, 2022. For this reason, references to ?MOI? and the ?Company? will include McGinley Orthopaedic Innovations, LLC and McGinley Orthopaedic Innovations, Inc. throughout these Notes.

MOI was established with the goal of increasing patient safety and physician confidence through technological advances in the orthopedic field. MOI has developed and is marketing patented, FDA-approved Intellisense Drill Technology?, an orthopedic power tool, and the Lever Action Plate System? bone fixation implant system.

DS Manufacturing LLC, known commonly as McGinley Manufacturing, is a wholly-owned subsidiary of MOI, and operates a custom machine and fabrication shop with a fully integrated engineering team. Capabilities include custom engineering and design, high precision turning, milling, welding, machining, replacement part fabrication, CNC plasma cutting, powder coating, as well as 5-axis capability. McGinley Manufacturing also manufactures parts of varying sizes, including small scale pieces for precision hand tools to medium-sized pieces for hard rock mining projects for the mining and oil services industries.

McGinley Engineered Solutions, LLC is a wholly-owned subsidiary of MOI, and holds title to all of the patents assigned to MOI.

Note B ? Summary of Significant Accounting Policies
Interim Financial Statements are Unaudited

Interim Financial Statements of the Company, such as the accompanying Financial Statements for the six-month periods ending June 30, 2022 and 2021, are unaudited.

Principles of Consolidation

The accompanying consolidated financial statements and related notes include MOI and its wholly-owned subsidiaries described in Note A. Hereinafter, they are collectively referred to as ?the
Company.? All significant inter-company accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Company prepares its consolidated financial statements using the accrual methods of accounting in conformity with accounting principles generally accepted in the United States of America
(?U.S. GAAP?).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include inventory reserves for obsolescence, allowance for uncollectible receivables, depreciable lives of property and equipment and costs of patents applied for. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company periodically reviews new accounting standards that issued as Accounting Standards Updates (?ASU?) by the Financial Accounting Standards Board (?FASB?). The Company carefully considers all new pronouncements that alter previous U.S. GAAP, and has identified the following new accounting standards that it believes merits further discussion. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

The Company adopted Accounting Standards Codification (?ASC?) 606 Revenue from Contracts with Customers as of January 1, 2020 using the modified retrospective method for all contracts with customers. The Adoption did not result in an impact on operating retained earnings. No significant judgements were made in the application of the guidance in ASC 606.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic
842). This guidance amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheet. Under ASU 2020-05, ASU 2016-02 is effective for years beginning on or after December 15, 2021. Management is evaluating the impact of this ASU on the Company?s financial reporting.

Cash

The Company deposits cash with financial institutions which management believes are of high credit quality. The Company does not believe it is exposed to significant risk. At June 30, 2022 and 2021, there were no cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect for outstanding balances. Management provides for probable uncollectible accounts through an allowance for doubtful accounts. The allowance is estimated based on historical performance and management?s assessment of the current status of individual accounts. Management estimated an allowance of approximately $4,000 and $5,000 at June 30, 2022 and 2021, respectively, which is based on an analysis of individual trade accounts, historical experience with customers and general economic conditions.

Inventory

Inventories are valued on the lower of cost or market. Inventory is valued at the lower of first-in, first-out cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company has established the policy of capitalizing manufacturing materials and supplies, labor, overhead, and expenses allocable to finished goods and assemblies for the inventory valuation. The Company also carries expendable supplies inventory. This includes expendable items that are consumed in the manufacturing process.

As of June 30, 2022 and 2021, management has recorded a reserve of approximately $1,327,000 for both years. Inventories
consisted of the following at December 31:
 							2022			2021
Materials and supplies			$210,753		$172,057
Work in process and finished goods	2,541,877		2,540,423
Inventory reserve				1,326,607)	1,326,607)
Total inventories				$1,426,024	$1,385,873

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:
					Years
Machinery				5-15
Leasehold improvements	5-15
Computers and software	5
Furniture and equipment	5-15
Buildings				39
Vehicles				5
Land					10

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition.



Intangible Assets
Intangible assets consist of patents and patents pending.
Patents and patents pending are being amortized on the straight-line method over twenty years, but not exceeding the initial expiration date of the patent.

Impairment of Long-Lived Assets
Long-lived assets such as property and equipment, and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of June 30, 2022 and 2021.

Revenue Recognition
All revenues from exchange transactions are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified,
(iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company?s revenues are primarily generated from the sale of products, and represent a single performance obligation and are earned at a point in time when the goods have been shipped. Payment for the remaining customer?s is due between 15-30 days. The Company?s revenues also contain drill system rentals to customers and are recognized on a per use and/or monthly basis. All revenue is earned in the United States.

The Company?s revenue by type are summarized as follows for the six-month periods ending  June 30, 2022 and 2021:
					2022		2021
Product sales			$678,928	$610,458
Drill system rentals	24,035	84,950
Total revenues			$702,963	$695,408

Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include compensation, employee benefits, and incentive-unit-based compensation for employees, as well as fees paid to outside consultants. Nonrefundable advanced payments, for goods and services that will be used in future research development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, Research and Development.

Stock-based Compensation

For stock-based compensation awards, the Company measures compensation costs for these awards to employees and non-employees based upon the fair value of the award on the date of grant.

Income Taxes

Effective January 1, 2016, the Company elected to be taxed as a C corporation. The Company files a consolidated income tax return with its subsidiaries in the U.S. Federal jurisdiction. Generally, the Company?s tax returns remain open for three years for Federal income tax examination. At June 30, 2022, the Company believes there are no significant uncertain tax positions or liabilities, or interest and penalties associated with uncertain tax positions.

The Company?s income tax expenses consist of the following components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expenses result from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management?s judgement. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Note C ? Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. For the six-month periods ending June 30, 2022 and 2021, the Company incurred net losses of approximately $826,881 and $1,233,020, respectively, and had negative cash flows from operations in the amount of approximately $906,205 and $643,426, respectively. As of June 30, 2022 and 2021, the Company had an accumulated deficit of approximately $19,822,075 and $16,313,683 respectively. These matters raise substantial doubt about the Company?s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. Management is attempting to raise funds by way of private offerings of its securities. While the Company believes in the viability of its strategy to increase sales and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D ? Property and Equipment
Property and equipment consisted of the following as of June 30,
2022 and 2021:
 					2022			2021
Machinery				$1,570,335	$1,448,200
Leasehold improvements	152,752		140,963
Computers and software	97,755		68,603
Furniture and equipment	46,341		30,834
Buildings				27,482		___
Vehicles				20,244		20,244
Land					10,806		___
					1,925,715		1,708,845
Less: accumulated		(785,586)		(610,522)
depreciation
Property and equipment, net	$1,140,129	$1,098,323

For the six-month periods ended June 30, 2022 and 2021, the depreciation expense was approximately $87,860 and $76,757 respectively. The expense is split between cost of goods sold and selling, general and administrative expenses. Depreciation expense included in costs of goods sold was approximately $82,242 and $70,356 respectively.

Note E ? Intangible Assets

Intangible assets consisted of the following as of June 30, 2022:

					2022		2021		Useful Life (years)
Intellectual Property	$853,772	$1,276,725	20
Less: accumulated 		(326,176)	(321,449)
amortization
Intangible assets, net	$527,596	$955,276

Amortization expense charged to operations for the years ended June 30, 2022 and 2021 was approximately $25,549 and $30,452, respectively. The following is a schedule of the estimated amortization expense for intangible assets over the remaining useful life:
2022			35,908
2023			35,908
2024			35,908
2025			35,908
2026			35,515
Thereafter	322,806
			$501, 953

Note F ? Line of Credit

The Company has a $1,000,000 line of credit with a bank which matures February 8, 2024. Interest is subject to change on a monthly basis, calculated at the prime plus a variable rate (4.00% as of June 30, 2022). The outstanding balances on the line of credit as of June 30, 2022 and 2021 were $228,000 and $0 respectively.
Note G ? Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the six-month periods ended June 30, 2022 and 2021 since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Note H ? Related Party Transactions
Related Party Receivables

The Company has receivables due from various related parties of approximately $160,143 and $24,486 as of June 30, 2022 and 2021, respectively. These are included in accounts receivable on the accompanying consolidated balance sheets.

Related Party Payables
The Company has no payables due to related parties as of June
30, 2022 and 2021, respectively.

Note I ? Concentrations and Commitments
Operating Leases
The Company leases office space under operating leases agreements that expire at various dates through July 2027. Rent expense is recognized on a straight-line basis over the term of the lease. Total combined rent expense associated with the operating leases amounted to approximately $57,987 and $77,574 for the six-month periods ended June 30, 2022 and 2021, respectively.

COVID-19
Due to the COVID-19 outbreak in 2020, the Company was not closed at any point. Additionally, there were no staff furloughed or terminated due to COVID-19. Overall, the Company was not significantly affected by COVID-19.

Due to the level of risk that this virus and its variants may have on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company?s consolidated financial statements, however, management does not believe there will be any future impact. In addition, with vacancies and therapeutics coming to market, these will also help to mitigate any potential future losses.

Note L ? Subsequent Event

On May 13, 2022, the Company filed an Offering Circular with the U.S. Securities Exchange Commission (?the SEC?) for a public offering of shares of up to $40 million under the terms of SEC Regulation A+ (?the Offering?) for purposes of accelerating the Company?s growth. The Offering was accepted by the SEC on September 8, 2022, and the Company commenced offering shares to the public on September 19, 2022.

Item 4. Exhibits
INDEX OF EXHIBITS
Ex. 2.1 ? Certificate of Incorporation and Other Documents (incorporated by reference to the copy thereof submitted as Exhibit 2 to the Company?s Form 1-A filed on August 11, 2022) * Ex. 2.2 ? Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2 to the Company?s Form 1-A filed on August 11, 2022) *
Ex. 4.1 ? Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2 to the Company?s Form 1-A filed on August 11, 2022) *
Ex. 8.1 ?Escrow Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2 to the Company?s Form 1-A filed on August 11, 2022) *
Ex. 11.1 ?Written Expert Consent Letter of Assurance Dimensions (incorporated by reference to the copy thereof submitted as Exhibit 2 to the Company?s Form 1-A filed on August 11, 2022) *

* Filed Previously




SIGNATURE PAGE
Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.
McGinley Orthopaedic Innovations, Inc.
234 E. 1st St. Suite 242
Casper, WY 82601
(307) 315-6403

s/Dr. Joseph McGinley
Dr. Joseph McGinley
Director, CEO, President, Treasurer, Secretary of McGinley
Orthopaedic Innovations, Inc.
(Date): September 27, 2022

Pursuant to the requirements of Regulation A, this Semiannual
Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

s/Dr. Joseph McGinley
Dr. Joseph McGinley
CEO, President, Treasurer, Secretary of McGinley Orthopaedic
Innovations, Inc.
(Date): September 27, 2022

s/Dr. Joseph McGinley
Dr. Joseph McGinley
Director of McGinley Orthopaedic Innovations, Inc.
(Date): September 27, 2022